Exhibit 99.1

Jameson Inns, Inc.	PRESS RELEASE

8 Perimeter Center East, Suite 8050 Atlanta, Georgia 30346 (770) 481-0305 FAX (770) 901-9550

FOR IMMEDIATE RELEASE

May 12, 2005

Investor Relations Contacts:
EPOCH Financial	(888) 917-5109
Todd Atenhan	tatenhan@epochfinancial.com
Valerie Kimball	vkimball@epochfinancial.com

Jameson Inns, Inc. Reports First Quarter 2005 Results

•	RevPar Increases 5.3% systemwide

•	Jameson Brand RevPar jumps 9.2%

•	Three Signature Inn to Jameson Inn Conversions Completed

•	Q1 Net Loss Reduced From $8.1 Million to $1.8 Million

•	Jameson Again Named #1 In Guest Satisfaction

•	$26 Million Fixed Rate Financing Completed

ATLANTA—Jameson Inns, Inc. (NASDAQ: JAMS), owner and operator of Jameson Inn and Signature Inn hotels, today announced financial results for the quarter ended March 31, 2005.

Operating Results

•	Despite having a 2.8% fewer available room nights, lodging revenue fell less than 1.5%, from $18.8 million to $18.5 million. There were fewer available room nights because first quarter 2004 was one day longer due to leap year; and in 2004 the company sold four hotels to franchisees.

•	The combination of a robust increase in ADR (up 6.8%) and relatively flat occupancy (down ½ point) drove a dramatic boost in RevPar of $1.50, or 5.3%. “Our overall RevPar improvement is an accurate reflection of our recent initiatives to execute an across-the-board price increase while not impacting occupancy,” said Thomas W. Kitchin, Chairman and Chief Executive Officer of Jameson Inns, Inc. “A view inside the numbers reflects an even healthier improvement. For instance, there was a significant occupancy decline when we closed our lobby during renovations at three Signature Inns. If you remove the results from just those three hotels, our systemwide RevPar increased by over $2.00 or 7.4%. That is a very dramatic improvement.”

•	The Jameson Inn occupancy rate increased to 53.0% in first quarter 2005 from 52.5% in 2004. ADR for the Jameson Inn brand increased 8.3% in first quarter 2005 as compared to first quarter 2004. This combination drove a RevPar increase of 9.2% for the brand.

•	The Signature Inn occupancy rate decreased to 29.9% in first quarter 2005 from 33.6% in first quarter 2004. ADR for the Signature Inn brand increased slightly to $64.57 in first quarter 2005 from $64.23 in first quarter 2004. RevPar at Signature Inns decreased by 10.6%. “We remain very confident in our strategy to sell eight Signature Inns and convert the remaining to Jameson Inns,” said Kitchin. “While it’s too early to gauge the impact each renovation will have on operation results, the falling occupancies suggest that guests will take their business elsewhere if we don’t improve the physical property.”

•	The company’s commitment to guest satisfaction continues to be validated by Market Metrix, LLC, the leading provider of market research services for the hospitality industry. After winning the #1 ranking in both 2003 and 2004, Jameson Inn was named the leading economy sector hotel in the just released Q1 2005 survey results. “It’s important to note that, while we lead the economy sector, our guest satisfaction scores are actually ahead of all our major competitors, whether they’re ranked in the economy or mid-scale sector. This provides further proof that our “Perfect Stay” guarantee continues to resonate with our customer base,” said Thomas Kitchin.

Operating Statistics

	Room Nights Available		Occupancy Rate		Average Daily Rate		RevPAR		RevPAR Growth
Brand	2005	2004	2005	2004	2005	2004	2005	2004
Jameson Inns(1)	461,700	477,778	53.0%	52.5%	$62.80	$58.00	$33.26	$30.47	+9.2%

Signature Inns	152,100	153,699	29.9%	33.6%	64.57	64.23	19.29	21.57	-10.6%

Combined Brands(1)	613,800	631,477	47.2%	47.9%	$63.08	$59.06	$29.80	$28.30	+5.3%

Inns under renovation(1) (2)	32,580	32,942	31.2%	43.8%	$67.02	$68.21	$20.89	$29.91	-30.2%

Signature Inns (less Inns under renovation)(1)	119,520	120,757	29.5%	30.8%	$63.92	$62.67	$18.86	$19.30	-2.3%

Combined Brands (less Inns under renovation)(1)	581,220	598,535	48.1%	48.2%	$62.94	$58.60	$30.30	$28.22	+7.4%

Discontinued Operations	83,880	93,821	30.5%	30.1%	$53.94	$54.10	$16.45	$16.26	-1.2%

(1)	Brand statistics reflect only hotels in continuing operations. At March 31, 2005 there are eight Signature Inns being held for sale and classified as discontinued operations.

(2)	The Signature Inn in Knoxville, Tennessee and the two Signature Inns in Louisville, Kentucky were under renovation during the first quarter of 2005. The properties began operating as Jameson Inns on April 1.

Financial Results

The Company reported a net loss attributable to common stockholders of $1.8 million in first quarter 2005, compared to a net loss of $8.1 million in first quarter 2004. The decrease in the loss was primarily due to a one time lease termination expense in 2004 of approximately $9.0 million as a result of the acquisition of Kitchin Hospitality, LLC, partially offset by income tax benefit of approximately $1.4 million to establish initial deferred tax asset as a result of the change in taxable status in 2004, and by the elimination of the preferred dividends of approximately $1.7 million paid in first quarter 2004 due to the redemption of the preferred stock in August 2004.

Reconciliation of Net Loss to EBITDA

The Company considers EBITDA to be an indicator of operating performance because it can be used to measure its ability to service debt, fund capital expenditures and expand its business. EBITDA is defined as income before interest expense, income tax expense, preferred stock dividends, depreciation and amortization and certain non-recurring items. The lease termination costs incurred in 2004 are considered “non-recurring” under relevant SEC guidelines.

This information should not be considered as an alternative to any measure of performance as promulgated under U.S. generally accepted accounting principles (GAAP), nor should it be considered as an indicator of the Company’s overall financial performance. The Company’s calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

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	Three Months Ended March 31, 2005			Three Months Ended March 31, 2004
	(dollars in thousands)			(dollars in thousands)
	As Reported	Continuing Operations	Discontinued Operations	As Reported	Continuing Operations	Discontinued Operations
Net loss attributable to common stockholders	$(1,825)	$(1,512)	$(313)	$(8,079)	$(7,784)	$(295)
Depreciation	3,109	3,109	—	3,763	3,478	285
Lease termination costs	—	—	—	8,954	8,954	—
Interest expense	3,086	2,792	294	2,994	2,664	330
Income tax benefit	—	—	—	(3,605)	(3,560)	(45)
Preferred dividends	—	—	—	1,667	1,667	—

EBITDA	$4,370	$4,389	$(19)	$5,694	$5,419	$275

The items listed below have not been included as adjustments in the above calculation of EBITDA:

Gain on sale of property and equipment	$—	$—	$—	$(310)	$(57)	$(253)
Early extinguishment of mortgage notes	—	—	—	9	9	—
Stock based compensation expense	215	215	—	91	91	—

	$215	$215	$—	$(210)	$43	$(253)

The Company uses EBITDA to measure the financial performance of its operations because it excludes interest, preferred dividends, income taxes, and depreciation, which bear little or no relationship to operating performance. EBITDA from continuing operations also excludes those items which relate to net loss from discontinued operations. By excluding interest expense and preferred dividends, EBITDA measures financial performance irrespective of the Company’s capital structure or how it finances its hotel properties and operations. By excluding income taxes, the Company believes EBITDA provides a basis for measuring the financial performance of its operations excluding factors that its hotels cannot control. By excluding depreciation expense, which can vary from hotel to hotel based on historical cost and other factors unrelated to the hotels’ financial performance, EBITDA measures the financial performance of its operations without regard to their historical cost. For all of these reasons, the Company believes that EBITDA and EBITDA from continuing operations provide information that is relevant and useful in evaluating its business.

However, because EBITDA excludes depreciation, it does not measure the capital required to maintain or preserve its fixed assets. In addition, because EBITDA does not reflect interest expense and preferred dividends, it does not take into account the total amount of interest paid on outstanding debt and preferred dividends nor does it show trends in interest costs due to changes in borrowings or changes in interest rates. EBITDA, as defined by the Company, may not be comparable to EBITDA as reported by other companies that do not define EBITDA exactly as the Company defines the term. Because the Company uses EBITDA to evaluate its financial performance, the Company reconciles it to net loss (and in the case of EBITDA from continuing operations, to net loss from continuing operations), which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net loss determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.

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Signature Refurbishment and Conversion Update

During the fourth quarter of 2004, the Company began the project of refurbishment and converting certain Signature Inns to Jameson Inns, beginning with the three properties in the Southeast with the closest proximity to Jameson Inns. The conversion in Knoxville, Tennessee and the two in Louisville, Kentucky are complete and began operating as Jameson Inns on April 1, 2005. The Company has begun the next two renovations and conversion projects in Elkhart and South Bend, Indiana. These projects should be completed in the early fall of 2005.

“These recently converted Jameson Inns are, without a doubt, the three nicest properties we own. The improvement in these assets, along with the comments we have received from employees and customers gives us a high degree of confidence that the investment we have made in these properties will pay off”, stated Thomas Kitchin.

Private Trust Preferred Securities Offering

On March 15, 2005, the Company completed a private offering of approximately $26.3 million trust preferred securities through Jameson Inns Financing Trust I, a Delaware statutory business trust sponsored by the Company. The Notes have a fixed rate equal to 8.5% per annum through the interest payment date on March 30, 2010, and thereafter for the balance of the thirty year term a variable rate equal to LIBOR plus 4.2 percentage points per annum, with interest payable quarterly beginning June 30, 2005. The proceeds from the private offering, net of transition costs were approximately $25.5 million. The Company used the proceeds from the Junior Subordinated Notes to retire existing debt and for general corporate purposes.

“The trust preferred offering is an important financing for us. Most of the proceeds were used to pay down other mortgage indebtedness. The rest will be available for general corporate purposes, mainly in providing us more leverage in negotiation the refinancing terms of maturing loans”, stated Craig Kitchin, President and Chief Financial Officer of Jameson Inns, Inc.

Inns

At March 31, 2005, the Company owned and operated 113 Inns, of which 90 are Jameson Inns, located predominantly in the southeastern United States and 23 are Signature Inns, located predominantly in the mid-western United States. The Company licenses the use of the Jameson Inn brand to the owners of 12 other Jameson Inns.

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The Company’s 113 owned and 12 franchised Inns are located in the following fourteen states:

					Combined
	Jameson Inns		Signature Inns				Percentage of Total Rooms
State	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
Georgia	31	1,598	—	—	31	1,598	19.4%
Indiana	—	—	14	1,520	14	1,520	18.5%
Alabama	18	960	—	—	18	960	11.7%
Tennessee	11	658	1	124	12	782	9.5%
N. Carolina	14	677	—	—	14	677	8.2%
S. Carolina	10	575	—	—	10	575	7.0%
Florida	6	390	—	—	6	390	4.7%
Illinois	—	—	3	371	3	371	4.5%
Mississippi	6	349	—	—	6	349	4.2%
Kentucky	1	67	2	238	3	305	3.7%
Ohio	—	—	2	250	2	250	3.1%
Louisiana	3	213	—	—	3	213	2.6%
Virginia	2	122	—	—	2	122	1.5%
Iowa	—	—	1	119	1	119	1.4%

Total	102	5,609	23	2,622	125	8,231	100.0%

April Update

Occupancy for all our continuing operations hotels in April 2005 was 57.3% versus 54.4% in April 2004. The ADR for these hotels was $64.44 for the month compared to $60.95 in the same period last year. Consequently, RevPAR was $36.91, up 11.3% over RevPAR of $33.17 in the same period last year.

The three converted hotels began operating as Jameson Inns on April 1 of this year. Collectively, their occupancy in April 2005 was up 5.3 points at 49.1% versus 43.8%. ADR for these three hotels was down 10% at $65.72 versus $72.98. Consequently, RevPAR was up less than 1% at $32.24 versus $31.99. ADR for these hotels was higher in April 2004 due to the higher room rates associated with the Kentucky Derby. This year the Kentucky Derby had a bigger impact on May’s RevPAR. From April 1 through May 11, 2005 RevPAR for the three converted hotels is up 10.2%. These three hotels were classified as Inns under renovation in the first quarter of this year.

Earnings Conference Call

As previously announced, the Company’s first quarter earnings conference call is scheduled for 11:00 am EST, May 13, 2005. A simultaneous webcast of the conference call is available by accessing the Investor Relations section of the Company’s website at www.jamesoninns.com. To listen to the call, dial 877-462-0700 (domestic) or 706-679-3971 (international) and ask for the Jameson Inns, Inc. first quarter earnings conference call hosted by Mr. Tom Kitchin. A replay of the conference call will be available for thirty days following the call on www.jamesoninns.com and by telephone until May 20, 2005 by calling 800-642-1687 (domestic) or 706-645-9291 (international) and requesting conference ID 6110939.

For reservations or more information about Jameson Inns, Inc., visit the Company’s website at www.jamesoninns.com.

Forward-Looking Statements

Certain matters discussed in this press release may constitute “forward-looking statements” within the meaning of federal securities regulations. All forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual transactions, results, performance or achievements to be materially different from any future transactions, results, performance or achievements expressed or implied by such forward-looking statements. General economic conditions, competition, and governmental actions will affect future transactions, results, performance, and achievements. These risks are presented in detail in the Company’s filings with the Securities and Exchange Commission. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the Company’s expectations will be attained or that any deviations will not be material. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

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Condensed Consolidated Balance Sheets

	March 31, 2005 (unaudited)	December 31, 2004
Assets
Current Assets:
Cash and cash equivalents	$8,652,930	$1,626,322
Restricted cash	7,401,876	1,745,171
Trade accounts receivable, net of allowance of $71,344 and $124,504 at March 2005 and December 2004, respectively.	1,930,268	1,442,912
Other receivables	180,214	206,706
Prepaid expenses	835,619	554,105
Inventory	1,345,261	1,345,261

Total current assets	20,346,168	6,920,477
Operating property and equipment	352,474,495	350,763,365
Property and equipment held for sale	16,789,350	16,754,836
Less accumulated depreciation	(94,312,817)	(91,160,887)

	274,951,028	276,357,314
Deferred finance costs, net	2,521,967	1,881,995
Other assets	974,152	976,554
Investment in Jameson Inns Financing Trust I	812,000

Total assets	$299,605,315	$286,136,340

Liabilities and Stockholders’ Equity
Current Liabilities:
Current maturities of mortgage notes payable	$44,366,084	$49,991,739
Line of credit borrowings	2,000	110,216
Accounts payable and accrued expenses	3,982,822	4,582,803
Accrued interest payable	966,781	830,368
Accrued property and other taxes	2,421,955	2,165,734
Accrued payroll	1,015,919	1,150,571

Total current liabilities	52,755,561	58,831,431
Mortgage notes payable, less current portion	141,830,126	147,737,940
Notes due Jameson Inns Financing Trust I	27,062,000	—

Total liabilities	221,647,687	206,569,371
Stockholders’ Equity
Common stock, $0.10 par value, 100,000,000 shares authorized, 57,116,390 shares an 57,052,630 shares issued and outstanding at March 2005 and December 2004, respectively	5,711,639	5,705,263
Contributed capital	110,484,993	110,375,931
Unamortized deferred compensation	(1,719,400)	(1,819,158)
Accumulated deficit	(36,519,604)	(34,695,067)

Total stockholders’ equity	77,957,628	79,566,969

Total liabilities and equity	$299,605,315	$286,136,340

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Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended March 31, (unaudited)
	2005	2004
Lodging revenues	$18,521,931	$18,798,349
Other revenues	120,066	94,562

Total revenues	18,641,997	18,892,911
Direct lodging expenses	10,499,599	10,562,110
Property and other taxes and insurance	1,412,112	1,293,439
Depreciation	3,108,770	3,478,380
Corporate general and administrative	2,341,769	1,665,597

Total expenses	17,362,250	16,999,526

Income from operations	1,279,747	1,893,385
Interest expense	2,791,572	2,664,425
Early extinguishment of mortgage notes	—	9,419
Lease termination costs	—	8,954,361
Gain on sale of property and equipment	—	(57,532)

Loss before income taxes and discontinued operations	(1,511,825)	(9,677,288)
Deferred tax benefit due to change in taxable status	—	(1,397,672)
Income tax benefit	—	(2,162,271)

Net loss from continuing operations	(1,511,825)	(6,117,345)
Loss from discontinued operations	(312,712)	(592,492)
Gain on sale of discontinued operations	—	252,547
Income tax benefit	—	(45,318)

Net loss from discontinued operations	(312,712)	(294,627)

Net loss	(1,824,537)	(6,411,972)
Preferred stock dividends	—	1,667,190

Net loss attributable to common stockholders	$(1,824,537)	$(8,079,162)

Per common share (basic and diluted):
Loss from continuing operations attributable to common stockholders	$(0.03)	$(0.58)
Loss from discontinued operations	—	(0.02)

Net loss attributable to common stockholders	$(0.03)	$(0.60)

Weighted average shares - basic and diluted	56,544,656	13,496,313

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Consolidated Statements of Cash Flows

	Three Months Ended March 31, (unaudited)
	2005	2004
Operating activities
Loss from continuing operations	$(1,511,825)	$(6,117,345)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:
Depreciation	3,108,770	3,478,380
Amortization of deferred finance costs	163,364	203,213
Stock-based compensation expense	214,706	91,472
Early extinguishment of mortgage notes	—	9,419
Lease termination costs - non cash	—	9,215,220
Gain on sale of property and equipment	—	(57,532)
Deferred income tax benefit	—	(3,648,091)
Changes in assets and liabilities increasing (decreasing) cash:
Trade accounts receivable, net	(487,356)	(369,228)
Other receivables	26,492	(17,169)
Prepaid expenses and other assets	(279,112)	(724,688)
Inventory	—	36,834
Accounts payable and accrued expenses	(599,981)	(523,389)
Accrued interest payable	180,113	(48,489)
Accrued property and other taxes	256,221	134,848
Accrued payroll	(134,652)	427,644

Net cash provided by operating activities	936,740	2,091,099

Investing activities
Reductions from restricted cash FF&E reserves	369,042	479,704
Proceeds from sale of land, property and equipment	—	4,621,471
Additions to property and equipment	(1,667,970)	(596,866)

Net cash (used in) provided by investing activities	(1,298,928)	4,504,309

Financing activities
Preferred stock dividends paid	—	(1,667,183)
Proceeds from issuance of common stock	490	3,530
Proceeds from trust preferred securities offering, net of deferred finance costs	25,465,500	—
Deposits to pay off mortgage notes	(6,025,747)	—
(Payments of) proceeds from lines of credit, net	(108,216)	1,500,000
Payments of deferred finance costs	(73,036)	(27,159)
Payoffs of mortgage notes payable	(9,161,045)	(4,499,592)
Payments on mortgage notes payable	(2,416,124)	(2,555,595)

Net cash provided by (used in) financing activities	7,681,822	(7,245,999)

Net cash provided by (used in) continuing operations	7,319,634	(650,591)
Net cash used in discontinued operations	(293,026)	(209,383)

Net change in cash	7,026,608	(859,974)
Cash at beginning of period	1,626,322	3,549,083

Cash at end of period	$8,652,930	$2,689,109